Exhibit 99.3

Eupraxia Pharmaceuticals Reports Second Quarter 2024 Financial Results

Victoria, B.C. – August 7, 2024 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology to optimize drug delivery for applications with significant unmet need, today announced its financial results for the second quarter of 2024.

“Our eosinophilic esophagitis (“EoE”) clinical program is making excellent progress, as additional safety and efficacy data from our ongoing RESOLVE study continues to suggest that EP-104GI could represent a significant improvement over currently approved therapies for this debilitating condition,” said Dr. James Helliwell, CEO of Eupraxia. “In addition, during the second quarter, we presented data at two medical meetings highlighting the potential of our candidate for the treatment of knee osteoarthritis (“OA”), EP-104IAR, which also holds the potential to advance the current standard of care in OA.”

Dr. Helliwell continued, “Looking ahead, we anticipate reporting new data from the fourth cohort of the RESOLVE study in the near term and we continue to engage prospective partners for possible licensing of the EP-10IAR program. We look forward to engaging with the U.S. Food and Drug Administration in the fourth quarter of 2024 on the EP-104GI program and potentially expanding our gastrointestinal trials into the U.S. With two clinical-stage assets each having the potential to represent a meaningful improvement over currently approved therapies, we believe Eupraxia remains well positioned to create shareholder value.”

Recent Operational and Financial Highlights

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On June 14, 2024, the Company gave an oral presentation at the European Alliance of Associations for Rheumatology (EULAR) and on April 20, 2024, the Company presented two abstracts at the Osteoarthritis Research Society International (OARSI) World Congress 2024. The presentations included results from the SPRINGBOARD Phase 2b study evaluating efficacy in patients with knee OA treated with EP-104IAR (long-acting intra-articular injection of fluticasone propionate). The study met its primary and three of four secondary endpoints, suggesting that treatment with EP-104IAR has the potential to result in clinically and statistically meaningful impact on pain, while also presenting an encouraging safety profile.

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On May 29, 2024, Eupraxia hosted a virtual key opinion leader event, featuring Dr. Evan Dellon, MD, MPH, of the University of North Carolina School of Medicine and Chairman of the Company’s Gastrointestinal Clinical Advisory Board. The event replay and transcript are available on the Company’s website.

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On May 23, 2024, the Company announced additional data from the Phase 1b/2a RESOLVE study which is evaluating the safety and efficacy of EP-104GI as a treatment for EoE, which showed that eight of nine patients responded to treatment, with early cohorts showing meaningful improvement in patient symptoms and biological evidence of disease. Based on the positive early data, the Company applied for a protocol amendment that was cleared by the Australian Health Authority and Health Canada, seeking to expand the number of injection sites per patient, increase the number of participants and extend the follow-up period from 24 to 52 weeks. This significant expansion of the RESOLVE study is based upon the strength of the data to-date and positions the asset well toward future registration trials. As of August 7, 2024, , the Company has also received regulatory and ethics approval of the protocol amendment in the Netherlands.

•	On May 18, 2024, Dr. Amanda Malone, the Company’s Chief Operating and Scientific Officer, presented results from the ongoing RESOLVE study at the Digestive Disease Week (“DDW”) 2024 Annual Meeting

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On May 2, 2024, the Company announced the formation of a Gastrointestinal Clinical Advisory Board comprised of Dr. Evan Dellon (Chairman), Dr. Stephen Attwood, Dr. Albert Bredenoord, Dr. Donna Griebel, Dr. Ikuo Hirano and Dr. Roos Pouw. Each of these physicians represents expertise in the field and will provide important guidance to the continued development of EP-104GI.,

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The Company announced that its common shares would begin trading on the Nasdaq, under the ticker symbol “EPRX” effective April 5, 2024. This additional securities listing will provide broader access to capital for the company.

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Subsequent to quarter end, on August 2, 2024, the Company announced entry into a new C$12 million convertible debt facility with Yabema Capital Limited and other current Eupraxia shareholders. The new convertible debt facility provides an important source of additional funding from long term, supportive investors, and creates greater stability to Eupraxia’s capitalization structure as it continues to advance its clinical programs in EoE and OA.

Second Quarter 2024 Financial Review

The Company incurred a net loss of $6.1 million for the three months ended June 30, 2024, versus $9.5 million for the three months ended June 30, 2023. The decrease in net loss was primarily driven by changes in the fair value of financial instruments that matured during the period.

The Company had cash of $23.3 million as of June 30, 2024, up from $19.3 million at the end of the fourth quarter of 2023. These funds are being used to fund ongoing clinical trials in EP-104 and the remainder of the proceeds will be used for general and administrative expenses, working capital needs and other general corporate purposes. As the Company has recently refinanced its existing debt facility, management anticipates current cash resources will be sufficient to fund the Company through to the second quarter of 2025.

As of June 30, 2024, the Company had 35,622,553 common shares issued and outstanding.

Financial Statements and Management Discussion & Analysis

Please see the unaudited interim condensed consolidated financial statements and related MD&A for more details. The unaudited interim condensed consolidated financial statements for the quarter ended June 30, 2024, and related MD&A have been reviewed and approved by Eupraxia’s Audit Committee and Board of Directors. For a more detailed explanation and analysis, please refer to the MD&A that has been filed under the Company’s profile on EDGAR at www.sec.gov/edgar, and on SEDAR+ at sedarplus.ca and is also available on the Company’s website at www.eupraxiapharma.com.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer side effects. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery, with extended duration of effect, and offers multiple, highly tuneable pharmacokinetic (PK) profiles. This investigational technology can be engineered for use with multiple active pharmaceutical ingredients and delivery methods.

Eupraxia’s EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee OA. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company’s website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “suggests”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements in this news release include statements regarding the Company’s business strategies and objectives; the Company’s product candidates, including expected benefits to patients; the results gathered from studies and trials of Eupraxia’s product candidates; the Company’s expectations regarding its product designs, including with respect to patient benefit, duration, safety, effectiveness and tolerability; future releases of data; engagement with the U.S. Food and Drug Administration and timing thereof; the potential for the Company’s technology to impact the drug delivery process; potential pipeline indications; potential partnering opportunities for the development of EP-104IAR; and expectations regarding the funding of the Company’s operations and the Company’s expectation that current cash resources will be sufficient to fund the Company through to the second quarter of 2025. Such statements and information are based on the current expectations of Eupraxia’s management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia’s management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company’s limited operating history; the Company’s novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company’s current license agreement may not provide an adequate remedy for its breach by the licensor; the Company’s technology may not be successful for its intended use; the Company’s future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company’s ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company’s operations; the Company’s restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company’s common share price; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.

778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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